Exhibit 2.1

January 12, 2006

Mr. Michael Stortini

Jr. Corporate Center

6 Larch Avenue, Suite 301

Wilmington, DE 19804

Dear Mr. Stortini:

We are contacting you in response to your letter received on December 30, 2005.

We have read your letter and SEC filing in detail and want to make sure that you maintain the same confidence in Investors Capital Holdings, Ltd., its performance and future growth potential as we do.

This letter has been written as a first step to relieve any concerns and clarify any questions you may have regarding Investors Capital Holdings and its subsidiaries, Investors Capital Corporation and Investors Capital Advisory Services.

For the purpose of time, we want to make sure we speak to the primary concern of your letter, Investors Capital Holdings’ profitability. As you will see from the graph below (pulled directly from Financial Planning Magazine’s June 2005 issue), Investors Capital Holdings is consistently in line with or more profitable than its peers.

Firm	2004 Revenue	Profit	Profit Percentage
Princor	$134,512,000	$13,703,959	10.19%
SSN	$54,200,000	$2,501,212	4.61%
Camebridge	$104,835,000	$4,396,541	4.19%
Lincoln Financial	$561,810,000	$22,727,806	4.05%
Investors Capital	$54,415,000	$1,293,437	2.38%
MSC	$193,065,000	$4,550,063	2.36%
Commonwealth	$269,244,000	$4,140,728	1.54%
Contaurus	$44,400,000	$647,293	1.46%
American General	$96,973,000	$1,120,971	1.16%
Multi-Financial	$127,548,000	$1,064,336	0.83%
Woodbury	$150,779,000	$30,746	0.02%
M Holdings	$93,174,000	$(2,376,523)	-2.55%
Securian	$57,708,000	$(2,118,209)	-3.67%

As we stated up front, we are obviously very concerned about the information shared in your letter. We would like to spend some time with you, at your convenience, to lay out our business plan and ongoing growth agenda.

As a company that is 70% insider-owned, we, like you, share the same goal which is to generate the greatest revenues and highest profitability while continuously enhancing shareholder value.

230 Broadway East, Lynnfield, MA 01940-2320

Toll-Free (800) 949-1422 • Main Fax (781) 593-9464 • www.investorscapital.com • AMEX:ICH • Member NASD/SIPC

We have attached a folder with information (including our most recent annual reports) that will provide you with important background information on Investors Capital Holdings.

Once you have had some time to review this information, we would like to set up a time to speak via phone.

We value the comments in your letter and your reasons for investing in Investors Capital Holdings. We are confident that by establishing a line of communication with you, we will assuage your concerns while restoring your confidence in Investors Capital Holdings.

Sincerely,

/s/ Timothy B. Murphy
Timothy B. Murphy, President

Enclosure (1)

230 Broadway East, Lynnfield, MA 01940-2320

Toll-Free (800) 949-1422 • www.investorscapital.com • AMEX:ICH • Member NASD/SIPC